                                                                      Exhibit 12
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                     LEHMAN BROTHERS INC. AND SUBSIDIARIES
         COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

                                                                                                             For the
                                                                                                            Six Months
                                                                                                              Ended
                                                            For the Year Ended December 31,                  June 30,
                                               -------------------------------------------------------      --------
                                               1989         1990         1991        1992         1993        1994
                                               ----         ----         ----        ----         ----        ----
Fixed charges:
  Interest expense:
    Subordinated indebtedness                $   341       $  277       $  231      $  210       $  192     $   94
    Bank loans and other
      borrowings*                              4,325        3,753        4,068       4,363        4,393      2,635
    Interest component of rentals
      of office and equipment                     63           57           64          64           62         15
  Other adjustments**                            152           73           88         127          101         37
                                               -----        -----        -----       -----        -----      -----
    TOTAL (A)                                 $4,881       $4,160       $4,451      $4,764       $4,748     $2,781
                                               =====        =====        =====       =====        =====      =====
Earnings:
  Pre-tax income (loss) from
    continuing operations                     $  202       $ (501)      $  283      $  319       $ (146)    $   36
  Fixed charges                                4,881        4,160        4,451       4,764        4,748      2,781
  Other adjustments***                           (95)         (68)         (69)        (68)         (68)       (35)
                                               -----        -----        -----       -----        -----      -----
    TOTAL (B)                                 $4,988       $3,591       $4,665      $5,015       $4,534     $2,782
                                               =====        =====        =====       =====        =====      =====
(B / A)                                         1.02         ****         1.05        1.05         ****       1.00
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*       Includes amortization of long-term debt discount.

** Other adjustments include capitalized interest costs and amortization of capitalized interest and preferred stock dividends of a wholly-owned subsidiary.

*** Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest costs and undistributed net income of affiliates accounted for at equity and preferred stock dividends of a wholly-owned subsidiary.

**** Earnings were inadequate to cover fixed charges and would have had to increase approximately $569 million in 1990 and $214 million in 1993 in order to cover the deficiency.